Filed pursuant to Rule 433
Registration Statement Nos. 333-162193 and 333-162193-01

RBS N.V. LAUNCHES THE RBS US LARGE CAP TRENDPILOTTM EXCHANGE TRADED NOTES

Stamford, CT, December 8, 2010

RBS Securities Inc. (RBSSI) today announced the launch of the first Exchange Traded Notes (ETNs) issued by The Royal Bank of Scotland N.V. (RBS N.V.) to investors in the United States.

The RBS US Large Cap TrendpilotTM Exchange Traded Notes (the “ETNs”) are listed on NYSE Arca, Inc. under the ticker “TRND.”  The ETNs are designed for investors who seek exposure to the RBS US Large Cap TrendpilotTM Index (USD) (the “Index”), which tracks either the performance of the S&P 500® Total Return Index (the “S&P 500 TR Index”) or the yield on a hypothetical notional investment in 3-month U.S. Treasury bills (the “T-Bill Rate”), depending on the relative performance of the S&P 500 TR Index on a simple historical 200-day moving average basis.

Payment on the ETNs is linked to the performance of the Index, less an investor fee that is deducted daily at an annualized rate of 1.00% if the Index is tracking the S&P 500 TR Index or an annualized rate of 0.50% if the Index is tracking the T-Bill Rate.  Investors have the right to require RBS N.V. to repurchase the ETNs on a daily basis, subject to a minimum repurchase requirement.  RBS N.V., at its sole discretion, may also redeem the ETNs at any time prior to maturity.

“As a leading global provider of exchange traded and index-linked products, the launch of an ETN offering in the U.S. is a natural fit for us,” said Michael Nelskyla, Head of Structured Retail Distribution, Americas.  “The RBS US Large Cap TrendpilotTM ETNs enable investors to gain exposure to the S&P 500® Total Return Index utilizing an objective and transparent trend-following strategy.”

The final pricing supplement can be found on the SEC website at:
http://www.sec.gov/Archives/edgar/data/897878/000095010310003659/crt_dp20231.pdf

Media Enquiries:
The Royal Bank of Scotland N.V.:
Pholida Phengsomphone
+1 203.897.3350
pholida.phengsomphone@rbs.com

RBS Global Banking & Markets (GBM)
RBS Global Banking & Markets (GBM) division is a leading banking partner to major corporations, financial institutions and public sector clients around the world. GBM provides an extensive range of debt, equity and commodity markets, treasury and investor products, and financial advisory services. The division focuses on long-term customer relationships and excellence in global product execution. GBM is active in the Americas, EMEA and Asia Pacific.

RBS N.V. and RBS Holdings N.V. have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of ETNs to which this communication relates. Before you invest in any ETN, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about RBS N.V. and RBS Holdings N.V., and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.   Alternatively, RBS N.V., RBS Holdings N.V., RBS Securities Inc. or any dealer participating in the relevant offering will arrange to send you the prospectus, prospectus supplement and the relevant preliminary pricing supplement at no charge if you request it by calling 1-866-747-4332.

Copyright © 2010 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA (http://www.finra.org) and SIPC (http://www.sipc.org), is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc. RBS is the marketing name for the securities business of RBS Securities Inc.